Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Second Quarter Earnings

Hampton, NH – July 23, 2009: Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders of $0.2 million for the second quarter of 2009, compared to earnings of $1.6 million for the second quarter of 2008. Earnings per common share (EPS) were $0.03 for the three months ended June 30, 2009 compared with $0.28 in the second quarter of 2008. For the six months ended June 30, EPS were $1.10 for 2009 compared to $0.85 for 2008, an increase of $0.25 per share, or 29%, reflecting the positive impact from the acquisition of Northern Utilities, Inc. (Northern Utilities) and Granite State Gas Transmission, Inc. (Granite State). Earnings in the second quarter reflect higher gas utility sales margins offset by lower electric utility sales margins and higher operating, depreciation and interest costs in the quarter as well as a higher number of average shares outstanding year over year, discussed below.

“We saw the positive impact of the Northern Utilities and Granite State acquisition on the Company’s earnings for the six month period ending in June, while the quarterly results show the greater seasonality due to our diverse portfolio of gas and electric business operations,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We have also completed the planned financings associated with the acquisition and successfully transitioned all key business operations for Northern Utilities and Granite State to Unitil’s systems and processes.”

As a result of the acquisitions of Northern Utilities and Granite State on December 1, 2008, consolidated results for the Company in the current period may not be directly comparable to prior period results until such time as the acquisitions are fully reflected in both reporting periods. In particular, the Company expects that consolidated results of operations in current and future reporting periods will reflect to a greater degree the seasonal nature of the natural gas business by the acquired operating utilities. Accordingly, the Company expects that as a result of the acquisitions, consolidated results of operations will be positively affected during the first and fourth quarters, and negatively affected during the second and third quarters of current and future reporting years.

Natural gas sales margin increased $8.4 million and $26.5 million in the three and six months ended June 30, 2009, respectively, compared to the same periods in 2008. These increases primarily reflect the contribution by Northern Utilities, the Company’s recently acquired local gas distribution utility. Natural gas sales in the six month period ended June 30, 2009 reflect a colder winter heating season this year. Average winter temperatures in the Company’s service territories were 6.4% colder than last year.

Electric sales margin decreased $1.6 million and $0.3 million in the three and six months ended June 30, 2009, respectively, compared to the same periods in 2008, reflecting lower sales volumes. Total electric kilowatt-hour (kWh) sales decreased 6.8% and 5.7% in the three and six months ended June 30, 2009, respectively, compared to the same periods in 2008 due to lower average usage by our customers reflecting the continued regional economic slowdown.

Selected Financial Data for 2009 is presented in the following table:

Unitil Corporation - Condensed Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change	2009	2008	Change
Gas Therm Sales: (a)
Residential	6.9	2.1	228.6%	26.2	6.9	279.7%
Commercial/Industrial	28.5	4.1	595.1%	86.6	10.9	694.5%

Total Gas Therm Sales	35.4	6.2	471.0%	112.8	17.8	533.7%

Electric kWh Sales:
Residential	141.1	147.5	(4.3%)	321.7	329.9	(2.5%)
Commercial/Industrial	233.2	254.0	(8.2%)	475.3	515.1	(7.7%)

Total Electric kWh Sales	374.3	401.5	(6.8%)	797.0	845.0	(5.7%)

(a) 2009 Gas Therm Sales include Northern Utilities, Inc., acquired on December 1, 2008.

Gas Revenues	$23.4	$6.6	$16.8	$95.8	$20.9	$74.9
Purchased Gas	12.4	4.0	8.4	61.4	13.0	48.4

Gas Sales Margin	11.0	2.6	8.4	34.4	7.9	26.5

Electric Revenues	47.0	52.0	(5.0)	109.1	108.6	0.5
Purchased Electricity	34.2	37.6	(3.4)	81.9	81.1	0.8

Electric Sales Margin	12.8	14.4	(1.6)	27.2	27.5	(0.3)

Usource™ Sales Margin	1.1	0.8	0.3	2.2	1.8	0.4

Total Sales Margin:	24.9	17.8	7.1	63.8	37.2	26.6

Operation & Maintenance Expenses	12.0	7.0	5.0	22.4	11.7	10.7

Depreciation, Amortization & Other	9.0	6.9	2.1	23.6	15.7	7.9

Interest Expense, Net	3.7	2.3	1.4	8.5	4.9	3.6

Earnings App. to Common Shareholders:	$0.2	$1.6	$(1.4)	$9.3	$4.9	$4.4

Earnings Per Share	$0.03	$0.28	$(0.25)	$1.10	$0.85	$0.25

Operation & Maintenance (O&M) expenses increased $5.0 million and $10.7 million for the three and six months ended June 30, 2009, respectively, compared to the same period in 2008. The addition of Northern Utilities and Granite State to consolidated operating results in 2009 accounted for $4.3 million of the increase in the six month period. For the six month period, in addition to the increases due to the acquisition of Northern Utilities and Granite State, higher professional fees expense of $1.9 million, primarily related to the internal review and legal and regulatory proceedings associated with the ice storm of December 2008, higher compensation and employee benefit expenses of $0.6 million and higher other utility operating costs of $1.1 million contributed to the increase in O&M expenses. The increase in O&M expenses for the six month period also reflects higher insurance costs in 2009 compared to the same period in 2008, due to the receipt of a $2.8 million insurance settlement in 2008.

Depreciation, Amortization, Taxes and Other expenses increased $2.1 million and $7.9 million in the three and six months ended June 30, 2009, respectively, compared to the same periods in 2008. The increases primarily reflect the addition of Northern Utilities and Granite State to consolidated operating results in 2009, and higher depreciation on normal utility plant additions partially offset by lower amortization on natural gas inventory carrying costs.

Interest Expense, Net, increased $1.4 million and $3.6 million in the three and six month periods ended June 30, 2009, respectively, compared to the same periods in 2008. These increases are primarily due to the addition of Northern Utilities and Granite State, reflecting the issuance of long-term notes by Northern Utilities and Granite State in December 2008. In addition, these increases in Interest Expense, Net, reflect higher average borrowings in the current periods.

Also in the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

Between December 2008 and June 2009, the Company issued and sold 4,970,000 shares of its common stock, including its underwriters’ exercise of overallotment options to purchase an additional 570,000 shares, at a price of $20.00 per share in registered public offerings. The Company used net proceeds of $93.1 million from these offerings (i) to repay all amounts outstanding under the bridge credit facility that the Company used to partially finance the acquisition of Northern Utilities and Granite State that closed on December 1, 2008 and (ii) for other general corporate purposes, including capital contributions to Unitil’s distribution utilities and repayment of short-term debt. Overall, the positive results of operations and net income are reflected over a higher number of average shares outstanding year over year.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric and natural gas distribution service in New Hampshire and Massachusetts, natural gas distribution service in Maine and energy services throughout the northeast. Unitil serves approximately 170,000 utility customers in three states. Its utility affiliates include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. Its other subsidiaries include Unitil Service Corp. and its non-regulated business segment doing business as Usource.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.